UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-11176

For the month of July  , 2008.

                                Group Simec, Inc.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F |X|             Form 40-F |_|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

         Yes |_|                   No |X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

         Yes |_|                   No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes |_|                   No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              GRUPO SIMEC, S.A.B. de C.V.
                                              ---------------------------
                                                     (Registrant)

Date: July 22, 2008.                          By: /s/ Luis Garcia Limon
                                                  ------------------------------
                                                  Name:  Luis Garcia Limon
                                                  Title: Chief Executive Officer

[LOGO] GRUPO
       SIMEC

PRESS RELEASE                        Contact: Sergio Vigil Gonzalez
                                              Jose Flores Flores
                                              Grupo Simec, S.A. de C.V.
                                              Calzada Lazaro Cardenas 601
                                              44440 Guadalajara, Jalisco, Mexico
                                              52 55 1165 1025
                                              52 33 3770 6734

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST SIX MONTHS OF 2008

GUADALAJARA, MEXICO, July 21, 2008- Grupo Simec, S.A.B. de C.V. (AMEX-SIM) ("Simec") announced today its results of operations for the six-month period ended June 30, 2008.

Acquisition of Corporacion Aceros DM, S.A. de C.V.

On February 21, 2008, we entered into an agreement to acquire 100% of the shares of Corporacion Aceros DM, S.A. de C.V. and certain of its affiliates ("Grupo San"), and on May 30, 2008 such acquisition was consummated. Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San's operations are based in San Luis Potosi, Mexico. Its plants and 1,450 employees produce 600 thousand tons of finished products annually.

With this acquisition, Simec and Industrias CH, S.A.B. de C,V, ("ICH") position themselves as the second-largest producer of rebar and the largest steel producer in Mexico, with a production capacity of approximately 4.5 million tons of liquid steel and 3.8 million tons of finished products.

With this strategic acquisition, Simec and ICH will achieve a more diversified product mix, with 40% of sales in Mexico and 60% outside Mexico, both of which will allow it to better address the natural cycles of the steel industry on the domestic and global levels. Additionally, Simec has already identified significant synergies and economies of scale that will increase the company's operating margins. Grupo San's central location in San Luis Potosi, where Simec is not currently present, also represents a strong competitive advantage since it provides several strategic benefits mainly related to distribution, given its proximity to Mexico's main cities, sea ports, and borders.

In addition, Grupo San has aggressive expansion plans in its rebar business, which ICH and Simec will support and promote to satisfy the growing demand for this product, resulting from the Mexican Government's aggressive infrastructure plan.

The financial statements of Simec include the operations of Grupo San since June 1, 2008.

Pursuant to Mexican Financial Reporting Standards "Bulletin B-7 Acquisitions of Business", Simec is in the process of calculating the goodwill and other intangible assets in the acquisition of Grupo San.

Six-Month Period Ended June 30, 2008 compared to Six-Month Period Ended June 30, 2007

Net Sales

Net sales increased 36% to Ps. 17,035 million in the six-month period ended June 30, 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 513 million) compared to Ps. 12,557 million in the same period of 2007. Shipments of finished steel products increased 13% to 1 million 562 thousand tons in the six-month period ended June 30, 2008 (including the net sales generated by the newly acquired plants of Grupo San of 44 thousand tons) compared to 1 million 383 thousand tons in the same period of 2007. Total sales outside of Mexico in the six-month period ended June 30, 2008 increased 39% to Ps. 12,172 million (including the net sales generated by the newly acquired plants of Grupo San of Ps. 37 million) compared with Ps. 8,737 million in the same period of 2007, while total Mexican sales increased 27% from Ps. 3,820 million in the six-month period ended June 30, 2007 to Ps. 4,863 million in the same period of 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 476 million). The increase in sales can be explained due to higher shipments during the six-month period ended June 30, 2008, compared with the same period in 2007 (179,000 tons increase) and 20% increase in the average price of steel products.

Direct Cost of Sales

Direct cost of sales increased 36% from Ps. 10,136 million in the six-month period ended June 30, 2007 to Ps. 13,744 million in the same period 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 308 million). Direct cost of sales as a percentage of net sales represented at 81% in the six-month period ended June 30, 2008 compared to 81% in the same period of 2007. The increase in the Direct Cost of Sales is attributable mainly to an increase of 20% in the average cost of raw materials used to produce steel products in the six-month period ended June 30, 2008 versus the same period of 2007, primarily as a result of increases in the price of scrap and certain other raw materials; as well as 13% increase in shipments.

Gross Profit

Gross profit in the six-month period ended June 30, 2008 was Ps. 3,291 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 205 million) compared to Ps. 2,421 million in the same period of 2007. Gross profit as a percentage of net sales in the six-month period ended June 30, 2008 was 19% compared to 19% in the same period of 2007. This was principally due to an increase of 13% in sales volume.

Operating Expenses

Operating expenses increased 11% to Ps. 794 million in the six-month period ended June 30, 2008 (including the operating expenses by the newly acquired plants of Grupo San of Ps. 53 million) compared to Ps. 718 million in the same period of 2007 and represented 5% of net sales in the six-month period ended June 30, 2008 and 6% of net sales in the same period of 2007.

Operating Profit

Operating profit increased 47% to Ps. 2,497 million in the six-month period ended June 30, 2008 (including the operating profit by the newly acquired plants of Grupo San of Ps. 152 million) compared to Ps. 1,703 million in the same period of 2007. Operating profit as a percentage of net sales was 15% in the six-month period ended June 30, 2008 compared to 14% in the same period of 2007. The increase in the operating profit was due principally to an increaset of 13% in sales volume.

Comprehensive Financial Cost

Comprehensive financial cost in the six-month period ended June 30, 2008 represented an expense of Ps. 258 million compared with a gain of Ps. 117 million in the same period of 2007. Net interest income was Ps. 93 million in the six-month period ended June 30, 2008 compared with Ps. 124 million in the same period of 2007, reflecting the use of cash and debt for the acquisition of Grupo San. At the same time, we registered an exchange loss of Ps. 351 million in the six-month period ended June 30, 2008 compared with an exchange loss of Ps. 31 million in the same period of 2007, reflecting a 5.7% increase in the value of the peso versus the dollar at June 30, 2008 compared to December 31, 2007.

Other Expenses (Income) net

The company recorded other income Net of Ps. 4 million in the six-month period ended June 30, 2008 compared to other income net for Ps. 18 million in the same period of 2007.

Income Taxes

Income Taxes recorded Ps. 726 million in the six-month period ended June 30, 2008 compared to Ps. 542 million in the same period of 2007.

Net Profit

As a result of the foregoing, net profit increased by 17% to Ps. 1,517 million in the six-month period ended June 30, 2008 from Ps. 1,296 million in the same period of 2007.

Liquidity and Capital Resources

At June 30, 2008, Simec's total consolidated debt consisted of U.S. $90.3 million; U.S. $90 million is a credit bank and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at June 30, 2008 was U.S. $377,257 dollars). At December 31, 2007, Simec's total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at December 31, 2007 was U.S. $363,703 dollars).

Net resources provided by operations were Ps. 1,065 million in the six-month period ended June 30, 2008 versus Ps. 1,159 million of net resources provided by operations in the same period of 2007. Net resources provided by financing activities were Ps. 2,117 million in the six-month period ended June 30, 2008 versus Ps. 2,410 million of net resources used by financing activities in the same period 2007 (which amount includes the capital increase of Ps. 2,420 million in February 2007). Net resources used in investing activities (to acquire property, plant and equipment, other non-current assets and liabilities) were Ps. 8,895 million in the six-month period ended June 30, 2008 (which amount includes Ps. 8,437 million used in the acquisition of Grupo San) versus net resources used in investing activities (to acquire property, plant and equipment and other non-current assets and liabilities) of Ps. 350 million in 2007.

Comparative second quarter 2008 vs. first quarter 2008

Net Sales

Net sales increased 34% from Ps. 7,288 million for the first quarter 2008 to Ps. 9,746 million for the second quarter 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 513 million). Sales in tons of finished steel increased 10% to 817 thousand tons in the second quarter 2008 compared with 745 thousand tons in the first quarter 2008. The total sales outside of Mexico for the second quarter 2008 increased 24% to Ps. 6,749 million compared with Ps. 5,423 million for the first quarter 2008. Total Mexican sales increased 61% to Ps. 2,997 million in the second quarter 2008 from Ps. 1,865 million in the first quarter 2008. Prices of finished products sold in the second quarter 2008 increased approximately 22% compared to the first quarter 2008.

Direct Cost of Sales

Direct cost of sales increased 27% from Ps. 6,050 million in the first quarter 2008 to Ps. 7,693 million for the second quarter 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 308 million). With respect to sales, in the second quarter 2008, the direct cost of sales represents 79% compared to 83% for the first quarter 2008. The average cost of raw materials used to produce steel products increased 14% in the second quarter 2008 versus the first quarter 2008, primarily as a result of increases in the price of scrap and certain other raw materials.

Gross Profit

Gross profit for the second quarter 2008 increased 66% to Ps. 2,053 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 205 million) compared to Ps. 1,238 million in the first quarter 2008. The gross profit as a percentage of net sales for the second quarter 2008 was 21% compared with 17% for the first quarter 2008. The increase in gross profit was principally due to the increase in sales volume.

Operating Expenses

Operating expenses increased 21% to Ps. 434 million in the second quarter 2008 (including the operating expenses by the newly acquired plants of Grupo San of Ps. 53 million) compared to Ps. 360 million for the first quarter 2008. Operating expenses as a percentage of net sales represented 4% during the second quarter 2008 compared to 5% in the first quarter 2008.

Operating Profit

Operating profit increased 84% from Ps. 878 million in the first quarter 2008 to Ps. 1,619 million for the second quarter 2008 (including the operating profit by the newly acquired plants of Grupo San of Ps. 152 million). The operating profit as a percentage of net sales in the second quarter 2008 was 17% compared to 12% in the first quarter 2008. The increase in operating profit is due to the increase in tons shipped.

Comprehensive Financial Cost

Comprehensive financial cost for the second quarter 2008 represented an expense of Ps. 197 million compared with an expense of Ps. 62 million for the first quarter 2008. Net interest income was Ps. 37 million in the second quarter 2008 compared with Ps. 55 million of net interest income in the first quarter 2008. At the same time, we registered an exchange loss of Ps. 234 million in the second quarter 2008 compared with an exchange loss of Ps. 117 million in the first quarter 2007.

Other Expenses (Income) net

The company recorded other expense net for Ps. 2 million in the second quarter 2008 compared with other income net for Ps. 5 million for the first quarter 2008.

Income Taxes

Income Taxes for the second quarter 2008 was an expense of Ps. 495 million compared to Ps. 230 million of expense for the first quarter 2008.

Net Profit

As a result of the foregoing, net profit was Ps. 925 million in the second quarter 2008 compared to Ps. 592 million of net profit in the first quarter 2008.

Comparative second quarter 2008 vs. second quarter 2007

Net Sales

Net sales increased 55% from Ps. 6,287 million for the second quarter 2007 compared with Ps. 9,746 million for the same period 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 513 million). Sales in tons of finished steel increased 20% to 817 thousand tons in the second quarter 2008 compared with 679 thousand tons in the same period 2007. The total sales outside of Mexico for the second quarter 2008 increased 55% to Ps. 6,749 million compared with Ps. 4,353 million for the same period 2007. Total Mexican sales increased 55% to Ps. 2,997 million in the second quarter 2008 from Ps. 1,934 millions in the same period

2007. Prices of finished products sold in the second quarter 2008 increased approximately 29% compared to the second quarter 2007.

Direct Cost of Sales

Direct cost of sales increased 50% from Ps. 5,114 million in the second quarter 2007 to Ps. 7,693 million for the same period 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 308 million). With respect to sales, in the second quarter 2008, the direct cost of sales represents 79% compared to 81% for the same period 2007. The average cost of raw materials used to produce steel products increased 25% in the second quarter 2008 versus the second quarter 2007, primarily as a result of increases in the price of scrap and certain other raw materials.

Gross Profit

Gross profit for the second quarter 2008 increased 75% to Ps. 2,053 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 205 million) compared to Ps. 1,173 million in the same period 2007. The gross profit as a percentage of net sales for the second quarter 2008 was 21% compared with 19% for the same period 2007. The increase in gross profit is due to the increase in tons shipped.

Operating Expenses

Operating expenses increased 23% to Ps. 434 million in the second quarter 2008 (including the operating expenses by the newly acquired plants of Grupo San of Ps. 53 million) compared to Ps. 352 million for the same period 2007. Operating expenses as a percentage of net sales represented 4% during the second quarter 2008 compared to 6% of the same period 2007.

Operating Profit

Operating profit increased 97% from Ps. 821 million in the second quarter 2007 to Ps. 1,619 million for the same period 2008 (including the operating profit by the newly acquired plants of Grupo San of Ps. 152 million). The operating profit as a percentage of net sales in the second quarter 2008 was 17% compared to 13% in the same period 2007. The increase in operating profit is due to the increase in the prices of finished products sold due to the reasons previously mentioned.

Comprehensive Financial Cost

Comprehensive financial cost for the second quarter 2008 represented an expense of Ps. 197 million compared with a gain of Ps. 39 million for the second quarter 2007. Net interest income was Ps. 37 million in the second quarter 2008 compared with Ps. 82 million in the second quarter 2007. At the same time, we registered an exchange loss of Ps. 234 million in the second quarter 2008 compared with an exchange loss of Ps. 95 million in the second quarter 2007.

Other Expenses (Income) net

The company recorded other expenses net for Ps. 2 million for the second quarter 2008 compared with other expenses net for Ps. 9 million for the same period 2007.

Taxes and Profit Sharing

Taxes and profit sharing for the second quarter 2008 increased to Ps. 495 million compared to Ps. 304 million for the same period 2007.

Net Profit

As a result of the foregoing, net profit increased by 69% to Ps. 925 million in the second quarter 2008 from Ps. 547 million in the second quarter 2007.

------------------------------------------------------------------------------
                        Six months ended    Six months ended       2008
Million of pesos             June 30,           June 30,            vs.
                              2008               2007              2007
------------------------------------------------------------------------------
        Sales                17,035              12,557             36%
------------------------------------------------------------------------------
Cost of Sales                13,744              10,136             36%
------------------------------------------------------------------------------
Gross Profit                  3,291              2,421              36%
------------------------------------------------------------------------------
Operating Expenses             794                718               11%
------------------------------------------------------------------------------
Operating Profit              2,497              1,703              47%
------------------------------------------------------------------------------
EBITDA                        2,763              1,958              41%
------------------------------------------------------------------------------
Net Profit                    1,517              1,296              17%
------------------------------------------------------------------------------
Sales outside Mexico         12,172              8,737              39%
------------------------------------------------------------------------------
Sales in Mexico               4,863              3,820              27%
------------------------------------------------------------------------------
Total sales (tons)            1,562              1,383              13%
------------------------------------------------------------------------------

  (Million of pesos)            2Q08               1Q08            2Q07         2Q08 vs.       2Q08 vs.
                                                                                  1Q08           2Q07
Sales                          9,746               7,288          6,287           34%             55%
------------------------------------------------------------------------------------------------------------
Cost of Sales                  7,693               6,050          5,114           27%             50%
------------------------------------------------------------------------------------------------------------
Gross Profit                   2,053               1,238          1,173           66%             75%
------------------------------------------------------------------------------------------------------------
Operating Expenses              434                 360            352            21%             23%
------------------------------------------------------------------------------------------------------------
Operating Profit               1,619                878            821            84%             97%
------------------------------------------------------------------------------------------------------------
EBITDA                         1,755               1,008           949            74%             85%
------------------------------------------------------------------------------------------------------------
Net Profit                      925                 592            547            56%             69%
------------------------------------------------------------------------------------------------------------
Sales outside Mexico           6,749               5,423          4,353           24%             55%
------------------------------------------------------------------------------------------------------------
Sales in Mexico                2,997               1,865          1,934           61%             55%
------------------------------------------------------------------------------------------------------------
Total sales (tons)              817                 745            679            10%             20%
------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                         Thousands of    Million      Average       Thousands of    Million of    Average
Product                    tons six      of pesos    price per        tons six      pesos six    price per
                         months ended      six        ton six       months ended     months       ton six
                        June 30, 2008     months       months       June 30, 2007   ended June     months
                                          ended       ended June                     30, 2007    ended June
                                         June 30,     30, 2008                                    30, 2007
---------------------------------------------------------------------------------------------------------
SBQ                             1,144     12,873       11,253              982        9,466        9,640
---------------------------------------------------------------------------------------------------------
Light Structural                  101        966        9,564              157        1,217        7,752
---------------------------------------------------------------------------------------------------------
Structural                        110      1,120       10,182              121          996        8,231
---------------------------------------------------------------------------------------------------------
Rebar                             194      1,875        9,665              122          860        7,049
---------------------------------------------------------------------------------------------------------
Others                             13        201            -                1           18            -
---------------------------------------------------------------------------------------------------------
Total                           1,562     17,035       10,906            1,383       12,557        9,080
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                                                 Average   Thousands   Million      Average
                    Thousands    Million    Average     Thousands    Million      price       of         of        price per
                     of tons    of pesos   price per     of tons    of pesos     per ton     tons       pesos         ton
Product                2Q08       2Q08      ton 2Q08      1Q08        1Q08         1Q08      2Q07        2Q07        2Q07
----------------------------------------------------------------------------------------------------------------------------
SBQ                     579       7,124      12,304        565       5,749        10,175      466       4,607       9,886
----------------------------------------------------------------------------------------------------------------------------
Light Structural        47          512      10,894         54        453         8,389        95        761        8,011
----------------------------------------------------------------------------------------------------------------------------
Structural              55          616      11,200         55        504         9,164        60        499        8,317
----------------------------------------------------------------------------------------------------------------------------
Rebar                   124       1,325      10,685         70        550         7,857        57        407        7,140
----------------------------------------------------------------------------------------------------------------------------
Others                  12          169         -           1          32            -         1         13           -
----------------------------------------------------------------------------------------------------------------------------
Total                   817       9,746      11,929        745       7,288        9,783       679       6,287       9,259
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------

Any forward-looking information contained herein is inheritely subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.
                        CONSOLIDATED FINANCIAL STATEMENT
                           AT JUNE 30 OF 2008 AND 2007
                          (thousands of Mexican pesos)

------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                   CURRENT YEAR             PREVIOUS YEAR
   S
------------------------------------------------------------------------------------------------------------------------
                                                                          AMOUNT         %          AMOUNT         %
------------------------------------------------------------------------------------------------------------------------
     s01 TOTAL ASSETS                                                    29,319,233       100     22,367,424        100
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
     s02 CURRENT ASSETS                                                  12,731,537        43     13,988,121         62
------------------------------------------------------------------------------------------------------------------------
     s03 CASH AND SHORT-TERM INVESTMENTS                                    682,959         2      5,422,816         24
------------------------------------------------------------------------------------------------------------------------
     s04 ACCOUNTS AND NOTES RECEIVABLE (NET)                              4,581,721        16      2,955,282         13
------------------------------------------------------------------------------------------------------------------------
     s05 OTHER ACCOUNTS AND NOTES RECEIVABLE                                485,979         2        304,149          1
------------------------------------------------------------------------------------------------------------------------
     s06 INVENTORIES                                                      6,740,789        23      5,228,887         23
------------------------------------------------------------------------------------------------------------------------
     s07 OTHER CURRENT ASSETS                                               240,089         1         76,987          0
------------------------------------------------------------------------------------------------------------------------
     s08 LONG-TERM                                                                0         0         84,164          0
------------------------------------------------------------------------------------------------------------------------
     s09 ACCOUNTS AND NOTES RECEIVABLE (NET)                                      0         0              0          0
------------------------------------------------------------------------------------------------------------------------
     s10 INVESTMENT IN SHARES OF NON-CONSOLIDATED
           SUBSIDIARIES AND ASSOCIATES                                            0         0              0          0
------------------------------------------------------------------------------------------------------------------------
     s11 OTHER INVESTMENTS                                                        0         0         84,164          0
------------------------------------------------------------------------------------------------------------------------
     s12 PROPERTY, PLANT AND EQUIPMENT (NET)                              9,413,206        32      7,770,232         35
------------------------------------------------------------------------------------------------------------------------
     s13 LAND AND BUILDINGS                                               3,391,380        12      2,608,274         12
------------------------------------------------------------------------------------------------------------------------
     s14 MACHINERY AND INDUSTRIAL EQUIPMENT                              11,877,755        41      8,412,652         38
------------------------------------------------------------------------------------------------------------------------
     s15 OTHER EQUIPMENT                                                    230,955         1        109,119          0
------------------------------------------------------------------------------------------------------------------------
     s16 ACCUMULATED DEPRECIATION                                         6,390,553        22      3,558,774         16
------------------------------------------------------------------------------------------------------------------------
     s17 CONSTRUCTION IN PROGRESS                                           303,669         1        198,961          1
------------------------------------------------------------------------------------------------------------------------
     s18 OTHER INTANGIBLE ASSETS AND  DEFERRED ASSETS (NET)               7,071,947        24        430,417          2
------------------------------------------------------------------------------------------------------------------------
     s19 OTHER ASSETS                                                       102,543         0         94,490          0
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
     s20 TOTAL LIABILITIES                                                9,647,944       100      5,611,544        100
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
     s21 CURRENT LIABILITIES                                              6,080,054        63      3,174,057         57
------------------------------------------------------------------------------------------------------------------------
     s22 SUPPLIERS                                                        3,623,360        38      2,078,998         37
------------------------------------------------------------------------------------------------------------------------
     s23 BANK LOANS                                                         925,569        10              0          0
------------------------------------------------------------------------------------------------------------------------
     s24 STOCK MARKET LOANS                                                   3,106         0          3,385          0
------------------------------------------------------------------------------------------------------------------------
    s103 OTHER LOANS WITH COST                                                    0         0        197,731          0
------------------------------------------------------------------------------------------------------------------------
     s25 TAXES PAYABLE                                                      657,482         7        186,287          3
------------------------------------------------------------------------------------------------------------------------
     s26 OTHER CURRENT LIABILITIES WITHOUT COST                             870,537         9        707,656         13
------------------------------------------------------------------------------------------------------------------------
     s27 LONG-TERM LIABILITIES                                                    0         0              0          0
------------------------------------------------------------------------------------------------------------------------
     s28 BANK LOANS                                                               0         0              0          0
------------------------------------------------------------------------------------------------------------------------
     s29 STOCK MARKET LOANS                                                       0         0              0          0
------------------------------------------------------------------------------------------------------------------------
     s30 OTHER LOANS WITH COST                                                    0         0              0          0
------------------------------------------------------------------------------------------------------------------------
     s31 DEFERRED LIABILITIES                                                     0         0              0          0
------------------------------------------------------------------------------------------------------------------------
     s32 OTHER NON-CURRENT LIABILITIES WITHOUT COST                      3,567,890,        37      2,437,487         43
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
     s33 CONSOLIDATED STOCKHOLDERS' EQUITY                               19,671,289       100     16,755,880        100
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
     s34 MINORITY INTEREST                                                2,653,495        13      2,458,999         15
------------------------------------------------------------------------------------------------------------------------
     s35 MAJORITY INTEREST                                               17,017,794        87     14,296,881         85
------------------------------------------------------------------------------------------------------------------------
     s36 CONTRIBUTED CAPITAL                                              8,350,900        42      7,181,744         43
------------------------------------------------------------------------------------------------------------------------
     S79 CAPITAL STOCK                                                    4,030,427        20      4,030,427         24
------------------------------------------------------------------------------------------------------------------------
     s39 PREMIUM ON ISSUANCE OF SHARES                                    3,151,317        16      3,151,317         19
------------------------------------------------------------------------------------------------------------------------
     s40 CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                       1,169,156         6              0          0
------------------------------------------------------------------------------------------------------------------------
     s41 EARNED CAPITAL                                                   8,666,894        44      7,115,137         42
------------------------------------------------------------------------------------------------------------------------
     s42 RETAINED EARNINGS AND CAPITAL RESERVES                           9,807,191        50      8,096,362         48
------------------------------------------------------------------------------------------------------------------------
     s44 OTHER ACCUMULATED COMPREHENSIVE RESULT                         (1,140,297)       (6)      (981,225)        (6)
------------------------------------------------------------------------------------------------------------------------
     s80 SHARES REPURCHASED                                                       0         0              0          0
------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.
                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

-------------------------------------------------------------------------------------------------------------------------
  REF                            CONCEPTS                                       CURRENT YEAR            PREVIOUS YEAR
   S
-------------------------------------------------------------------------------------------------------------------------
                                                                          AMOUNT          %         AMOUNT         %
-------------------------------------------------------------------------------------------------------------------------
     s03 CASH AND SHORT-TERM INVESTMENTS                                  682,959          100    5,422,816          100
-------------------------------------------------------------------------------------------------------------------------
     s46 CASH                                                             477,752           70      246,088            5
-------------------------------------------------------------------------------------------------------------------------
     s47 SHORT-TERM INVESTMENTS                                           205,207           30    5,176,728           95
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
     s07 OTHER CURRENT ASSETS                                             240,089          100       76,987          100
-------------------------------------------------------------------------------------------------------------------------
     s81 DERIVATIVE FINANCIAL INSTRUMENTS                                       0            0            0            0
-------------------------------------------------------------------------------------------------------------------------
     s82 DISCONTINUED OPERATIONS                                                0            0            0            0
-------------------------------------------------------------------------------------------------------------------------
     s83 OTHER                                                            240,089          100       76,987          100
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
     s18 OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)              7,071,947          100      430,417          100
-------------------------------------------------------------------------------------------------------------------------
     s48 DEFERRED EXPENSES                                                281,730            4      385,846           90
-------------------------------------------------------------------------------------------------------------------------
     s49 GOODWILL                                                       6,688,578           95            0            0
-------------------------------------------------------------------------------------------------------------------------
     s51 OTHER                                                            101,639            1       44,571           10
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
     s19 OTHER ASSETS                                                     102,543          100       94,490          100
-------------------------------------------------------------------------------------------------------------------------
     s84 INTANGIBLE ASSET FROM LABOR OBLIGATIONS                                0            5            0            0
-------------------------------------------------------------------------------------------------------------------------
     s85 DERIVATIVE FINANCIAL INSTRUMENTS                                       0            0            0            0
-------------------------------------------------------------------------------------------------------------------------
     s50 DEFERRED TAXES                                                         0            0            0            0
-------------------------------------------------------------------------------------------------------------------------
     s86 DISCONTINUED OPERATIONS                                                0            0            0            0
-------------------------------------------------------------------------------------------------------------------------
     s87 OTHER                                                            102,543          100       94,490          100
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
     s21 CURRENT LIABILITIES                                            6,080,054          100    3,174,057          100
-------------------------------------------------------------------------------------------------------------------------
     s52 FOREIGN CURRENCY LIABILITIES                                   1,876,180           31    2,375,702           75
-------------------------------------------------------------------------------------------------------------------------
     s53 MEXICAN PESOS LIABILITIES                                      4,203,874           69      798,355           25
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
     s26 OTHER CURRENT LIABILITIES WITHOUT COST                           870,537          100      707,656          100
-------------------------------------------------------------------------------------------------------------------------
     s88 DERIVATIVE FINANCIAL INSTRUMENTS                                       0            0            0            0
-------------------------------------------------------------------------------------------------------------------------
     s89 INTEREST LIABILITIES                                               3,880            0        3,931            1
-------------------------------------------------------------------------------------------------------------------------
     s68 PROVISIONS                                                             0            0      292,514           41
-------------------------------------------------------------------------------------------------------------------------
     s90 DISCONTINUED OPERATIONS                                                0            0            0            0
-------------------------------------------------------------------------------------------------------------------------
     s58 OTHER CURRENT LIABILITIES                                        866,657          100      411,211           58
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
     s27 LONG-TERM LIABILITIES                                                  0            0            0            0
-------------------------------------------------------------------------------------------------------------------------
     s59 FOREIGN CURRENCY LIABILITIES                                           0            0            0            0
-------------------------------------------------------------------------------------------------------------------------
     s60 MEXICAN PESOS LIABILITIES                                              0            0            0            0
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
     s31 DEFERRED LIABILITIES                                                   0            0            0            0
-------------------------------------------------------------------------------------------------------------------------
     s65 NEGATIVE GOODWILL                                                      0            0            0            0
-------------------------------------------------------------------------------------------------------------------------
     s67 OTHER                                                                  0            0            0            0
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
     s32 OTHER NON CURRENT LIABILITIES WITHOUT COST                     3,567,890          100    2,437,487          100
-------------------------------------------------------------------------------------------------------------------------
     s66 DEFERRED TAXES                                                 3,395,141           95    2,354,595           97
-------------------------------------------------------------------------------------------------------------------------
     s91 OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE                 113,268            3       17,351            1
-------------------------------------------------------------------------------------------------------------------------
     s92 DISCONTINUED OPERATIONS                                                0            0            0            0
-------------------------------------------------------------------------------------------------------------------------
     s69 OTHER LIABILITIES                                                 59,481            2       65,541            3
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
     s79 CAPITAL STOCK                                                  4,030,427          100    4,030,427          100
-------------------------------------------------------------------------------------------------------------------------
     s37 CAPITAL STOCK (NOMINAL)                                        2,308,106           57    2,308,106           57
-------------------------------------------------------------------------------------------------------------------------
     s69 RESTATEMENT OF CAPITAL STOCK                                   1,722,321           43    1,722,321           43
-------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                      CURRENT YEAR            PREVIOUS YEAR
   S
---------------------------------------------------------------------------------------------------------------------------
                                                                           AMOUNT           %        AMOUNT           %
---------------------------------------------------------------------------------------------------------------------------
     s42 RETAINED EARNINGS AND CAPITAL RESERVES                           9,807,191          100    8,096,362          100
---------------------------------------------------------------------------------------------------------------------------
     s93 LEGAL RESERVE                                                            0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s43 RESERVE FOR REPURCHASE OF SHARES                                   200,612            2      200,612            2
---------------------------------------------------------------------------------------------------------------------------
     s94 OTHER RESERVES                                                           0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s95 RETAINED EARNINGS                                                8,481,722           86    6,820,186           84
---------------------------------------------------------------------------------------------------------------------------
     s45 NET INCOME FOR THE YEAR                                          1,124,857           11    1,075,564           13
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     s44 OTHER ACCUMULATED COMPREHENSIVE RESULT                         (1,140,297)          100    (981,225)          100
---------------------------------------------------------------------------------------------------------------------------
     s70 ACCUMULATED MONETARY RESULT                                              0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     s71 RESULT FROM HOLDING NON-MONETARY ASSETS                                  0            0       69,689          (7)
---------------------------------------------------------------------------------------------------------------------------
     s96 CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION
                                                                          (169,784)           15     (75,866)            8
---------------------------------------------------------------------------------------------------------------------------
     s97 CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS
                                                                                  0            0      (4,535)            0
---------------------------------------------------------------------------------------------------------------------------
     s98 CUMULATIVE EFFECT OF DEFERRED INCOME TAXES                       (970,513)           85    (970,513)           99
---------------------------------------------------------------------------------------------------------------------------
     s99 LABOR OBLIGATION ADJUSTMENT                                              0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
    s100 OTHER                                                                    0            0            0            0
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 2 YEAR:2008
GRUPO SIMEC, S.A. DE C.V.

                                 BALANCE SHEETS
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

---------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                            CURRENT YEAR              PREVIOUS YEAR
   S
---------------------------------------------------------------------------------------------------------------
                                                                           AMOUNT                    AMOUNT
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
  S72    WORKING CAPITAL                                                   6,651,483                10,814,064
---------------------------------------------------------------------------------------------------------------
  S73    PENSIONS FUND AND SENIORITY PREMIUMS                                 98,990                         0
---------------------------------------------------------------------------------------------------------------
  S74    EXECUTIVES (*)                                                           60                        51
---------------------------------------------------------------------------------------------------------------
  S75    EMPLOYERS (*)                                                         2,077                     1,174
---------------------------------------------------------------------------------------------------------------
  S76    WORKERS (*)                                                           3,855                     3,159
---------------------------------------------------------------------------------------------------------------
  S77    COMMON SHARES (*)                                               474,621,611               474,621,611
---------------------------------------------------------------------------------------------------------------
  S78    REPURCHASED SHARES (*)                                                    0                         0
---------------------------------------------------------------------------------------------------------------
  S101   RESTRICTED CASH                                                           0                         0
---------------------------------------------------------------------------------------------------------------
  S102   NET DEBT OF NON CONSOLIDATED COMPANIES                                    0                   197,769
---------------------------------------------------------------------------------------------------------------

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER: 2 YEAR:2008
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                   FROM JANUARY 1 TO JUNE 30 OF 2008 AND 2007
                          (thousands of Mexican pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                                     CURRENT YEAR              PREVIOUS YEAR
   R
---------------------------------------------------------------------------------------------------------------------------
                                                                           AMOUNT           %        AMOUNT           %
---------------------------------------------------------------------------------------------------------------------------
     r01 NET SALES                                                       17,034,660          100   12,556,882          100
---------------------------------------------------------------------------------------------------------------------------
     r02 COST OF SALES                                                   13,743,665           81   10,135,937           81
---------------------------------------------------------------------------------------------------------------------------
     r03 GROSS PROFIT                                                     3,290,995           19    2,420,945           19
---------------------------------------------------------------------------------------------------------------------------
     r04 OPERATING EXPENSES                                                 793,922            5      717,738            6
---------------------------------------------------------------------------------------------------------------------------
     r05 OPERATING INCOME                                                 2,497,073           15    1,703,207           14
---------------------------------------------------------------------------------------------------------------------------
     r08 OTHER INCOME AND (EXPENSE), NET                                      3,970            0       18,216            0
---------------------------------------------------------------------------------------------------------------------------
     r06 COMPREHENSIVE FINANCING RESULT                                   (258,458)          (2)      116,567            1
---------------------------------------------------------------------------------------------------------------------------
     r12 EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND
         ASSOCIATES                                                               0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     r48 NON ORDINARY ITEMS                                                       0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     r09 INCOME BEFORE INCOME TAXES                                       2,242,585           13    1,837,990           15
---------------------------------------------------------------------------------------------------------------------------
     r10 INCOME TAXES                                                       725,611            4      542,220            4
---------------------------------------------------------------------------------------------------------------------------
     r11 INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS                     1,516,974            9    1,295,770           10
---------------------------------------------------------------------------------------------------------------------------
     r14 DISCONTINUED OPERATIONS                                                  0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     r18 NET CONSOLIDATED INCOME                                          1,516,974            9    1,295,770           10
---------------------------------------------------------------------------------------------------------------------------
     r19 NET INCOME OF MINORITY INTEREST                                    392,117            2      220,206            2
---------------------------------------------------------------------------------------------------------------------------
     r20 NET INCOME OF MAJORITY INTEREST                                  1,124,857            7    1,075,564            9
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                  CURRENT YEAR              PREVIOUS YEAR
   R
---------------------------------------------------------------------------------------------------------------------------
                                                                           AMOUNT          %         AMOUNT         %
---------------------------------------------------------------------------------------------------------------------------
     r01 NET SALES                                                       17,034,660          100   12,556,882          100
---------------------------------------------------------------------------------------------------------------------------
     r21 DOMESTIC                                                         4,862,354           29    3,819,719           30
---------------------------------------------------------------------------------------------------------------------------
     r22 FOREIGN                                                         12,172,306           71    8,737,163           70
---------------------------------------------------------------------------------------------------------------------------
     r23 TRANSLATED INTO DOLLARS (***)                                    1,152,841                   770,997
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     r08 OTHER INCOME AND (EXPENSE), NET                                      3,970          100       18,216          100
---------------------------------------------------------------------------------------------------------------------------
     r49 OTHER INCOME AND (EXPENSE), NET                                     14,685          370       18,216          100
---------------------------------------------------------------------------------------------------------------------------
     r34 EMPLOYEES' PROFIT SHARING EXPENSES                                  10,715          270            0            0
---------------------------------------------------------------------------------------------------------------------------
     r35 DEFERRED EMPLOYEES' PROFIT SHARING                                       0            0            0            0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     r06 COMPREHENSIVE FINANCING RESULT                                   (258,458)          100      116,567          100
---------------------------------------------------------------------------------------------------------------------------
     r24 INTEREST EXPENSE                                                    14,280          (6)       13,606           12
---------------------------------------------------------------------------------------------------------------------------
     r42 GAIN (LOSS) ON RESTATEMENT OF UDI'S                                      0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     r45 OTHER FINANCE COSTS                                                      0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     r26 INTEREST INCOME                                                    106,609         (41)      137,980          118
---------------------------------------------------------------------------------------------------------------------------
     r46 OTHER FINANCIAL PRODUCTS                                                 0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     r25 FOREIGN EXCHANGE GAIN (LOSS), NET                                (350,787)          136     (31,369)         (27)
---------------------------------------------------------------------------------------------------------------------------
     r28 RESULT FROM MONETARY POSITION                                            0            0       23,562           20
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     r10 INCOME TAXES                                                       725,611          100      542,220          100
---------------------------------------------------------------------------------------------------------------------------
     r32 INCOME TAX                                                         383,276           53      316,096           58
---------------------------------------------------------------------------------------------------------------------------
     r33 DEFERRED INCOME TAX                                                342,335           47      226,124           42
---------------------------------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                        CURRENT YEAR              PREVIOUS YEAR
   R
---------------------------------------------------------------------------------------------------------------------------
                                                                                      AMOUNT                    AMOUNT
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  r36    TOTAL SALES                                                                  17,271,602                12,621,811
---------------------------------------------------------------------------------------------------------------------------
  r37    TAX RESULT FOR THE YEAR                                                               0                         0
---------------------------------------------------------------------------------------------------------------------------
  r38    NET SALES (**)                                                               28,583,872                23,308,292
---------------------------------------------------------------------------------------------------------------------------
  r39    OPERATION INCOME (**)                                                         3,077,882                 3,056,513
---------------------------------------------------------------------------------------------------------------------------
  r40    NET INCOME OF MAJORITY INTEREST (**)                                          1,678,350                 1,812,216
---------------------------------------------------------------------------------------------------------------------------
  r41    NET CONSOLIDATED INCOME (**)                                                  1,946,380                 2,045,261
---------------------------------------------------------------------------------------------------------------------------
  r47    OPERATIVE DEPRECIATION AND AMORTIZATION                                         266,162                   254,515
---------------------------------------------------------------------------------------------------------------------------

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                    FROM APRIL 1 TO JUNE 30 OF 2008 AND 2007
                          (thousands of Mexican pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                                  CURRENT YEAR              PREVIOUS YEAR
   R
---------------------------------------------------------------------------------------------------------------------------
                                                                           AMOUNT         %          AMOUNT         %
---------------------------------------------------------------------------------------------------------------------------
     r01 NET SALES                                                        9,746,693          100    6,286,826          100
---------------------------------------------------------------------------------------------------------------------------
     r02 COST OF SALES                                                    7,693,302           79    5,114,212           81
---------------------------------------------------------------------------------------------------------------------------
     r03 GROSS PROFIT                                                     2,053,391           21    1,172,614           19
---------------------------------------------------------------------------------------------------------------------------
     r04 OPERATING EXPENSES                                                 434,548            4      351,825            6
---------------------------------------------------------------------------------------------------------------------------
     r05 OPERATING INCOME                                                 1,618,843           17      820,789           13
---------------------------------------------------------------------------------------------------------------------------
     r08 OTHER INCOME AND (EXPENSE), NET                                    (1,729)            0      (9,469)            0
---------------------------------------------------------------------------------------------------------------------------
     r06 COMPREHENSIVE FINANCING RESULT                                   (196,599)          (2)       38,974            1
---------------------------------------------------------------------------------------------------------------------------
     r12 EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND
         ASSOCIATES                                                               0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     r48 NON ORDINARY ITEMS                                                       0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     r09 INCOME BEFORE INCOME TAXES                                       1,420,515           15      850,294           14
---------------------------------------------------------------------------------------------------------------------------
     r10 INCOME TAXES                                                       495,431            5      303,584            5
---------------------------------------------------------------------------------------------------------------------------
     r11 INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS                       925,084            9      546,710            9
---------------------------------------------------------------------------------------------------------------------------
     r14 DISCONTINUED OPERATIONS                                                  0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     r18 NET CONSOLIDATED INCOME                                            925,084            9      546,710            9
---------------------------------------------------------------------------------------------------------------------------
     r19 NET INCOME OF MINORITY INTEREST                                    273,100            3       91,306            1
---------------------------------------------------------------------------------------------------------------------------
     r20 NET INCOME OF MAJORITY INTEREST                                    651,984            7      455,404            7
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:                                 SIMEC QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                    CURRENT YEAR            PREVIOUS YEAR
   R
---------------------------------------------------------------------------------------------------------------------------
                                                                            AMOUNT         %         AMOUNT         %
---------------------------------------------------------------------------------------------------------------------------
    rt01 NET SALES                                                        9,746,693          100    6,286,826          100
---------------------------------------------------------------------------------------------------------------------------
    rt21 DOMESTIC                                                         2,997,397           31    1,933,623           31
---------------------------------------------------------------------------------------------------------------------------
    rt22 FOREIGN                                                          6,749,296           69    4,353,203           69
---------------------------------------------------------------------------------------------------------------------------
    rt23 TRANSLATED INTO DOLLARS (***)                                      646,224                   382,654
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
    rt08 OTHER INCOME AND (EXPENSE), NET                                    (1,729)          100      (9,649)          100
---------------------------------------------------------------------------------------------------------------------------
    rt49 OTHER INCOME AND (EXPENSE), NET                                      8,986        (520)      (9,469)          100
---------------------------------------------------------------------------------------------------------------------------
    rt34 EMPLOYEES' PROFIT SHARING EXPENSES                                  10,715        (620)            0            0
---------------------------------------------------------------------------------------------------------------------------
    rt35 DEFERRED EMPLOYEES' PROFIT SHARING                                       0            0            0            0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
    rt06 COMPREHENSIVE FINANCING RESULT                                   (196,599)          100       38,974          100
---------------------------------------------------------------------------------------------------------------------------
    rt24 INTEREST EXPENSE                                                     9,232          (5)        7,494           19
---------------------------------------------------------------------------------------------------------------------------
    rt42 GAIN (LOSS) ON RESTATEMENT OF UDI'S                                      0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
    rt45 OTHER FINANCE COSTS                                                      0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
    rt26 INTEREST INCOME                                                     46,187         (23)       89,248          229
---------------------------------------------------------------------------------------------------------------------------
    rt46 OTHER FINANCIAL PRODUCTS                                                 0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
    rt25 FOREIGN EXCHANGE GAIN (LOSS), NET                                (233,554)          119     (94,957)         (244)
---------------------------------------------------------------------------------------------------------------------------
    rt28 RESULT FROM MONETARY POSITION                                            0            0       52,177          134
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
    rt10 INCOME TAXES                                                       495,431          100      303,584          100
---------------------------------------------------------------------------------------------------------------------------
    rt32 INCOME TAX                                                         263,441           53      200,952           66
---------------------------------------------------------------------------------------------------------------------------
    rt33 DEFERRED INCOME TAX                                                231,990           47      102,632           34
---------------------------------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

-----------------------------------------------------------------------------------------------------------------------------
   REF                                        CONCEPTS                                       CURRENT YEAR    PREVIOUS YEAR
   RT
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                AMOUNT           AMOUNT
-----------------------------------------------------------------------------------------------------------------------------
    rt47 OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES                              136,102           128,171
-----------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                   FROM JANUARY 1 TO JUNE 30 OF 2008 AND 2007
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                       CURRENT YEAR              PREVIOUS YEAR
   C
---------------------------------------------------------------------------------------------------------------------------
                                                                                      AMOUNT                    AMOUNT
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  c01    CONSOLIDATED NET INCOME                                                       1,516,974                 1,295,770
---------------------------------------------------------------------------------------------------------------------------
  c02    + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH                           760,758                   480,640
---------------------------------------------------------------------------------------------------------------------------
  c03    RESOURCES FROM NET INCOME FOR THE YEAR                                        2,277,732                 1,776,410
---------------------------------------------------------------------------------------------------------------------------
  c04    RESOURCES PROVIDED OR USED IN OPERATION                                     (1,213,098)                 (617,141)
---------------------------------------------------------------------------------------------------------------------------
  c05    RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES                         1,064,634                 1,159,269
---------------------------------------------------------------------------------------------------------------------------
  c06    RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING
         ACTIVITIES                                                                      947,556                  (10,356)
---------------------------------------------------------------------------------------------------------------------------
  c07    RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING
         ACTIVITIES                                                                    1,169,156                 2,420,172
---------------------------------------------------------------------------------------------------------------------------
  c08    RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING
         ACTIVITIES                                                                    2,116,712                 2,409,816
---------------------------------------------------------------------------------------------------------------------------
  c09    RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES                      (8,894,542)                 (350,182)
---------------------------------------------------------------------------------------------------------------------------
  c10    NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS                  (5,713,196)                 3,218,903
---------------------------------------------------------------------------------------------------------------------------
  c11    CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD                    6,396,155                 2,203,913
---------------------------------------------------------------------------------------------------------------------------
  c12    CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD                            682,959                 5,422,816
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                           BREAKDOWN OF MAIN CONCEPTS
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                        CURRENT YEAR              PREVIOUS YEAR
   C
---------------------------------------------------------------------------------------------------------------------------
                                                                                       AMOUNT                    AMOUNT
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  c02    + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH                           760,758                   480,640
---------------------------------------------------------------------------------------------------------------------------
  c13    DEPRECIATION AND AMORTIZATION FOR THE YEAR                                      266,162                   254,515
---------------------------------------------------------------------------------------------------------------------------
  c41    + (-) OTHER ITEMS                                                               494,596                   226,125
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  c04    RESOURCES PROVIDED OR USED IN OPERATION                                     (1,213,098)                 (617,141)
---------------------------------------------------------------------------------------------------------------------------
  c18    + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE                            (1,707,977)                 (711,995)
---------------------------------------------------------------------------------------------------------------------------
  c19    + (-) DECREASE (INCREASE) IN INVENTORIES                                    (1,163,022)                 (176,692)
---------------------------------------------------------------------------------------------------------------------------
  c20    + (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE                          181,340                   (9,954)
---------------------------------------------------------------------------------------------------------------------------
  c21    + (-) INCREASE (DECREASE) IN SUPPLIERS                                        1,273,403                   230,228
---------------------------------------------------------------------------------------------------------------------------
  c22    + (-) INCREASE (DECREASE) IN OTHER LIABILITIES                                  203,158                    51,272
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  c06    RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING
         ACTIVITIES                                                                      947,556                  (10,356)
---------------------------------------------------------------------------------------------------------------------------
  c23    + BANK FINANCING                                                              1,234,092                         0
---------------------------------------------------------------------------------------------------------------------------
  c24    + STOCK MARKET FINANCING                                                          (176)                      (21)
---------------------------------------------------------------------------------------------------------------------------
  c25    + DIVIDEND RECEIVED                                                                   0                         0
---------------------------------------------------------------------------------------------------------------------------
  c26    OTHER FINANCING                                                                       0                         0
---------------------------------------------------------------------------------------------------------------------------
  c27    BANK FINANCING AMORTIZATION                                                   (308,523)                         0
---------------------------------------------------------------------------------------------------------------------------
  c28    (-) STOCK MARKET FINANCING AMORTIZATION                                               0                         0
---------------------------------------------------------------------------------------------------------------------------
  c29    (-) OTHER FINANCING AMORTIZATION                                                      0                         0
---------------------------------------------------------------------------------------------------------------------------
  c42    + (-) OTHER ITEMS                                                                22,163                  (10,335)
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  C07    RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING
         ACTIVITIES                                                                    1,169,156                 2,420,172
---------------------------------------------------------------------------------------------------------------------------
  c30    + (-) INCREASE (DECREASE) IN CAPITAL STOCK                                            0                   267,164
---------------------------------------------------------------------------------------------------------------------------
  c31    (-) DIVIDENDS PAID                                                                    0                         0
---------------------------------------------------------------------------------------------------------------------------
  c32    + PREMIUM ON ISSUANCE OF SHARES                                                       0                 2,153,008
---------------------------------------------------------------------------------------------------------------------------
  c33    + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                                   1,169,156                         0
---------------------------------------------------------------------------------------------------------------------------
  c43    + (-) OTHER ITEMS                                                                     0                         0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  c09    RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES                      (8,894,542)                 (350,182)
---------------------------------------------------------------------------------------------------------------------------
  c34    + (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS                          (8,437,170)                         0
---------------------------------------------------------------------------------------------------------------------------
  c35    (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                              (192,059)                 (266,444)
---------------------------------------------------------------------------------------------------------------------------
  c36    (-) INCREASE IN CONSTRUCTION PROGRESS                                                 0                         0
---------------------------------------------------------------------------------------------------------------------------
  c37    + SALE OF OTHER PERMANENT INVESTMENTS                                                 0                         0
---------------------------------------------------------------------------------------------------------------------------
  c38    + SALE OF TANGIBLE FIXED ASSETS                                                       0                         0
---------------------------------------------------------------------------------------------------------------------------
  c39    + (-) OTHER ITEMS                                                             (265,313)                  (83,738)
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                      STATE OF CASH FLOW (INDIRECT METHOD)
                   FROM JANUARY 1 TO JUNE 30 OF 2008 AND 2007
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                         CURRENT YEAR             PREVIOUS YEAR
   C
---------------------------------------------------------------------------------------------------------------------------
                                                                                       AMOUNT                    AMOUNT
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
         ACTIVITIES OF OPERATION
---------------------------------------------------------------------------------------------------------------------------
  e01    INCOME (LOSS) BEFORE INCOME TAXES                                             2,242,585                 1,837,990
---------------------------------------------------------------------------------------------------------------------------
  e02    + (-) ITEMS NOT REQUIRING CASH                                                  152,261                         0
---------------------------------------------------------------------------------------------------------------------------
  e03    + (-) ITEMS RELATED TO INVESTING ACTIVITIES                                     159,553                   116,535
---------------------------------------------------------------------------------------------------------------------------
  e04    + (-) ITEMS RELATED TO FINANCING ACTIVITIES                                      14,280                    13,606
---------------------------------------------------------------------------------------------------------------------------
  e05    CASH FLOW BEFORE INCOME TAX                                                   2,568,679                 1,968,131
---------------------------------------------------------------------------------------------------------------------------
  e06    CASH FLOW PROVIDED OR USED IN OPERATION                                     (1,596,374)                 (933,237)
---------------------------------------------------------------------------------------------------------------------------
  e07    CASH FLOW PROVIDED OF OPERATING ACTIVITIES                                      972,305                 1,034,894
---------------------------------------------------------------------------------------------------------------------------
         INVESTMENT ACTIVITIES
---------------------------------------------------------------------------------------------------------------------------
  e08    NET CASH FLOW FROM INVESTING ACTIVITIES                                     (8,522,620)                 (212,201)
---------------------------------------------------------------------------------------------------------------------------
  e09    CASH FLOW AFTER INVESTING ACTIVITIES                                        (7,550,315)                   822,693
---------------------------------------------------------------------------------------------------------------------------
         FINANCING ACTIVITIES
---------------------------------------------------------------------------------------------------------------------------
  e10    NET CASH FROM FINANCING ACTIVITIES                                            2,102,432                 2,396,210
---------------------------------------------------------------------------------------------------------------------------
  e11    NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                        (5,447,883)                 3,218,903
---------------------------------------------------------------------------------------------------------------------------
  e12    TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS                          (265,313)                         0
---------------------------------------------------------------------------------------------------------------------------
  e13    CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD                          6,396,155                 2,203,913
---------------------------------------------------------------------------------------------------------------------------
  e14    CASH AND CASH EQUIVALENTS AT THE END OF PERIOD                                  682,959                 5,422,816
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                      STATE OF CASH FLOW (INDIRECT METHOD)
                           BREAKDOWN OF MAIN CONCEPTS
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                        CURRENT YEAR              PREVIOUS YEAR
   C
---------------------------------------------------------------------------------------------------------------------------
                                                                                     AMOUNT                      AMOUNT
---------------------------------------------------------------------------------------------------------------------------
  e02    + (-) ITEMS NOT REQUIRING CASH                                                  152,261                         0
---------------------------------------------------------------------------------------------------------------------------
  e15    + ESTIMATES FOR THE PERIOD                                                            0                         0
---------------------------------------------------------------------------------------------------------------------------
  e16    + PROVISIONS FOR THE PERIOD                                                     152,261                         0
---------------------------------------------------------------------------------------------------------------------------
  e17    + (-) OTHER UNREALIZED ITEMS                                                          0                         0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  e03    + (-) ITEMS RELATED TO INVESTING ACTIVITIES                                     159,553                   116,535
---------------------------------------------------------------------------------------------------------------------------
  e18    +   DEPRECIATION AND AMORTIZATION FOR THE PERIOD                                266,162                   254,515
---------------------------------------------------------------------------------------------------------------------------
  e19    (-) + GAIN OR LOSS ON SALE PROPERTY, PLANT AND EQUIPMENT                              0                         0
---------------------------------------------------------------------------------------------------------------------------
  e20    + IMPAIRMENT LOSS                                                                     0                         0
---------------------------------------------------------------------------------------------------------------------------
  e21    (-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES                              0                         0
---------------------------------------------------------------------------------------------------------------------------
  e22    (-) DIVIDENDS RECEIVED                                                                0                         0
---------------------------------------------------------------------------------------------------------------------------
  e23    (-) INTEREST INCOME                                                           (106,609)                 (137,980)
---------------------------------------------------------------------------------------------------------------------------
  e24    (-) + OTHER ITEMS                                                                     0                         0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  e04    + (-) ITEMS RELATED TO FINANCING ACTIVITIES                                      14,280                    13,606
---------------------------------------------------------------------------------------------------------------------------
  e25    + ACCRUED INTEREST                                                               14,280                    13,606
---------------------------------------------------------------------------------------------------------------------------
  e26    + (-) OTHER ITEMS                                                                     0                         0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  e06    CASH FLOW PROVIDED OR USED IN OPERATION                                     (1,596,374)                 (933,237)
---------------------------------------------------------------------------------------------------------------------------
  e27    + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE                            (1,707,977)                 (711,995)
---------------------------------------------------------------------------------------------------------------------------
  e28    + (-) DECREASE (INCREASE) IN INVENTORIES                                    (1,163,022)                 (176,692)
---------------------------------------------------------------------------------------------------------------------------
  e29    + (-)DECREASE (INCREASE) IN IN OTHER ACCOUNT RECEIVABLES                        181,340                   (9,954)
---------------------------------------------------------------------------------------------------------------------------
  e30    + (-) INCREASE DECREASE IN SUPPLIERS                                          1,273,403                   230,228
---------------------------------------------------------------------------------------------------------------------------
  e31    + (-)INCREASE DECREASE IN OTHER LIABILITIES                                      20,141                    51,272
---------------------------------------------------------------------------------------------------------------------------
  e32    + (-) INCOME TAXES PAID OR RETURNED                                           (200,259)                 (316,096)
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  e08    NET CASH FLOW FROM INVESTING ACTIVITIES                                     (8,522,620)                 (212,201)
---------------------------------------------------------------------------------------------------------------------------
  e33    (-) PERMANENT INVESTMENT IN SHARES                                          (8,437,170)                         0
---------------------------------------------------------------------------------------------------------------------------
  e34    + DISPOSITION OF PERMANENT INVESTMENT IN SHARES                                       0                         0
---------------------------------------------------------------------------------------------------------------------------
  e35    (-) INVESTMENT IN PROPERTY PLANT AND EQUIPMENT                                (192,059)                 (266,444)
---------------------------------------------------------------------------------------------------------------------------
  e36    + SALE OF PROPERTY PLANT AND EQUIPMENT                                                0                         0
---------------------------------------------------------------------------------------------------------------------------
  e37    (-) INVESTMENT IN INTANGIBLE ASSETS                                                   0                         0
---------------------------------------------------------------------------------------------------------------------------
  e38    + DISPOSITION OF INTANGIBLE ASSETS                                                    0                         0
---------------------------------------------------------------------------------------------------------------------------
  e39    + OTHER PERMANENT INVESTMENTS                                                         0                         0
---------------------------------------------------------------------------------------------------------------------------
  e40    + DISPOSITION OF OTHER PERMANENT INVESTMENTS                                          0                         0
---------------------------------------------------------------------------------------------------------------------------
  e41    + DIVIDEND RECEIVED                                                                   0                         0
---------------------------------------------------------------------------------------------------------------------------
  e42    + INTEREST RECEIVED                                                             106,609                   137,980
---------------------------------------------------------------------------------------------------------------------------
  e43    + (-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS                           0                         0
---------------------------------------------------------------------------------------------------------------------------
  e44    + (-) OTHER ITEMS                                                                     0                  (83,737)
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  e10    NET CASH FRON FINANCING ACTIVITIES                                            2,102,432                 2,396,210
---------------------------------------------------------------------------------------------------------------------------
  e45    + BANK FINANCING                                                              1,234,092                         0
---------------------------------------------------------------------------------------------------------------------------
  e46    + STOCK MARKET FINANCING                                                          (176)                      (21)
---------------------------------------------------------------------------------------------------------------------------
  e47    + OTHER FINANCING                                                                     0                         0
---------------------------------------------------------------------------------------------------------------------------
  e48    (-) BANK FINANCING AMORTIZATION                                               (308,523)                         0
---------------------------------------------------------------------------------------------------------------------------
  e49    (-) STOCK MARKET FINANCING AMORTIZATION                                               0                         0
---------------------------------------------------------------------------------------------------------------------------
  e50    (-) OTHER FINANCING AMORTIZATION                                                      0                         0
---------------------------------------------------------------------------------------------------------------------------
  e51    + (-) INCREASE (DECREASE ) IN CAPITAL STOCK                                           0                   267,164
---------------------------------------------------------------------------------------------------------------------------
  e52    (-) DIVIDENS PAID                                                                     0                         0
---------------------------------------------------------------------------------------------------------------------------
  e53    + PREMIUM ON ISSUANCE OF SHARES                                                       0                 2,153,008
---------------------------------------------------------------------------------------------------------------------------
  e54    + CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                                  1,169,156                         0
---------------------------------------------------------------------------------------------------------------------------
  e55    (-) INTEREST EXPENSE                                                           (14,280)                  (13,606)
---------------------------------------------------------------------------------------------------------------------------
  e56    (-) REPURCHASE OF SHARES                                                              0                         0
---------------------------------------------------------------------------------------------------------------------------
  e57    + (-) OTHER ITEMS                                                                22,163                  (10,335)
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                 DATE PER SHARE
                                  CONSOLIDATED

---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
   D                                                                        FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  d01    BASIC PROFIT PER ORDINARY SHARE (**)                                   $ 3.54                    $ 4.11
---------------------------------------------------------------------------------------------------------------------------
  d02    BASIC PROFIT PER PREFERRED SHARE (**)                                  $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
  d03    DILUTED PROFIT PER ORDINARY SHARE (**)                                 $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
  d04    EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON
         SHARE (**)                                                             $ 3.54                    $ 4.11
---------------------------------------------------------------------------------------------------------------------------
  d05    DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE
         (**)                                                                   $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
  d08    CARRYING VALUE PER SHARE                                               $ 35.86                   $ 30.12
---------------------------------------------------------------------------------------------------------------------------
  d09    CASH DIVIDEND ACCUMULATED PER SHARE                                    $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
  d10    DIVIDEND IN SHARES PER SHARE                                             0.00 shares               0.00 shares
---------------------------------------------------------------------------------------------------------------------------
  d11    MARKET PRICE TO CARRYING VALUE                                           1.63 times                1.55 times
---------------------------------------------------------------------------------------------------------------------------
  d12    MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE                         16.48 times               11.35 times
---------------------------------------------------------------------------------------------------------------------------
  d13    MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)                    0.00 times                0.00 times
---------------------------------------------------------------------------------------------------------------------------

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                     RATIOS
                                  CONSOLIDATED

---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT       QUARTER OF PREVIOUS
   P                                                                        FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
         YIELD
---------------------------------------------------------------------------------------------------------------------------
  p01    NET INCOME TO NET SALES                                                 8.91%                    10.32%
---------------------------------------------------------------------------------------------------------------------------
  p02    NET INCOME TO STOCKHOLDERS' EQUITY (**)                                 9.89%                    12.21%
---------------------------------------------------------------------------------------------------------------------------
  p03    NET INCOME TO TOTAL ASSETS (**)                                         6.64%                     9.14%
---------------------------------------------------------------------------------------------------------------------------
  p04    CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                              0.00%                     0.00%
---------------------------------------------------------------------------------------------------------------------------
  p05    INCOME DUE TO MONETARY POSITION TO NET INCOME                           0.00%                     1.82%
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
         ACTIVITY
---------------------------------------------------------------------------------------------------------------------------
  p06    NET SALES TO NET ASSETS (**)                                         0.97 times                1.04 times
---------------------------------------------------------------------------------------------------------------------------
  p07    NET SALES TO FIXED ASSETS (**)                                       3.04 times                3.00 times
---------------------------------------------------------------------------------------------------------------------------
  p08    INVENTORIES TURNOVER (**)                                            4.96 times                3.62 times
---------------------------------------------------------------------------------------------------------------------------
  p09    ACCOUNTS RECEIVABLE IN DAYS OF SALES                                   42 days                   37 days
---------------------------------------------------------------------------------------------------------------------------
  p10    PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                       2.72%                    11.61%
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
         LEVERAGE
---------------------------------------------------------------------------------------------------------------------------
  p11    TOTAL LIABILITIES TO TOTAL ASSETS                                      32.91%                    25.09%
---------------------------------------------------------------------------------------------------------------------------
  p12    TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                            0.49 times                0.33 times
---------------------------------------------------------------------------------------------------------------------------
  p13    FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                      19.45%                    42.34%
---------------------------------------------------------------------------------------------------------------------------
  p14    LONG-TERM LIABILITIES TO FIXED ASSETS                                   0.00%                     0.00%
---------------------------------------------------------------------------------------------------------------------------
  p15    OPERATING INCOME TO INTEREST PAID                                   174.87 times              125.18 times
---------------------------------------------------------------------------------------------------------------------------
  p16    NET SALES TO TOTAL LIABILITIES (**)                                  2.96 times                4.15 times
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
         LIQUIDITY
---------------------------------------------------------------------------------------------------------------------------
  p17    CURRENT ASSETS TO CURRENT LIABILITIES                                2.09 times                4.41 times
---------------------------------------------------------------------------------------------------------------------------
  p18    CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES                 0.99 times                2.76 times
---------------------------------------------------------------------------------------------------------------------------
  p19    CURRENT ASSETS TO TOTAL LIABILITIES                                  1.32 times                2.49 times
---------------------------------------------------------------------------------------------------------------------------
  p20    AVAILABLE ASSETS TO CURRENT LIABILITIES                                11.23%                    170.85%
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                 DIRECTOR REPORT
                                                                    CONSOLIDATED

Acquisition of Corporacion Aceros DM, S.A. de C.V.

On February 21, 2008, we entered into an agreement to acquire 100% of the shares of Corporacion Aceros DM, S.A. de C.V. and certain of its affiliates ("Grupo San"), and on May 30, 2008 such acquisition was consummated. Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San's operations are based in San Luis Potosi, Mexico. Its plants and 1,450 employees produce 600 thousand tons of finished products annually.

With this acquisition, Simec and Industrias CH, S.A.B. de C,V, ("ICH") position themselves as the second-largest producer of rebar and the largest steel producer in Mexico, with a production capacity of approximately 4.5 million tons of liquid steel and 3.8 million tons of finished products.

With this strategic acquisition, Simec and ICH will achieve a more diversified product mix, with 40% of sales in Mexico and 60% outside Mexico, both of which will allow it to better address the natural cycles of the steel industry on the domestic and global levels. Additionally, Simec has already identified significant synergies and economies of scale that will increase the company's operating margins. Grupo San's central location in San Luis Potosi, where Simec is not currently present, also represents a strong competitive advantage since it provides several strategic benefits mainly related to distribution, given its proximity to Mexico's main cities, sea ports, and borders.

In addition, Grupo San has aggressive expansion plans in its rebar business, which ICH and Simec will support and promote to satisfy the growing demand for this product, resulting from the Mexican Government's aggressive infrastructure plan.

The financial statements of Simec include the operations of Grupo San since June 1, 2008.

Pursuant to Mexican Financial Reporting Standards "Bulletin B-7 Acquisitions of Business", Simec is in the process of calculating the goodwill and other intangible assets in the acquisition of Grupo San.

Six-Month Period Ended June 30, 2008 compared to Six-Month Period Ended June 30, 2007

Net Sales

Net sales increased 36% to Ps. 17,035 million in the six-month period ended June 30, 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 513 million) compared to Ps. 12,557 million in the same period of 2007. Shipments of finished steel products increased 13% to 1 million 562 thousand tons in the six-month period ended June 30, 2008 (including the net sales generated by the newly acquired plants of Grupo San of 44 thousand tons) compared to 1 million 383 thousand tons in the same period of 2007. Total sales outside of Mexico in the six-month period ended June 30, 2008 increased 39% to Ps. 12,172 million (including the net sales generated by the newly acquired plants of Grupo San of Ps. 37 million) compared with Ps. 8,737 million in the same period of 2007, while total Mexican sales increased 27% from Ps. 3,820 million in the six-month period ended June 30, 2007 to Ps. 4,863 million in the same period of 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 476 million). The increase in sales can be explained due to higher shipments during the six-month period ended June 30, 2008, compared with the same period in 2007 (179,000 tons increase) and 20% increase in the average price of steel products.

Direct Cost of Sales

Direct cost of sales increased 36% from Ps. 10,136 million in the six-month period ended June 30, 2007 to Ps. 13,744 million in the same period 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 308 million). Direct cost of sales as a percentage of net sales represented at 81% in the six-month period ended June 30, 2008 compared to 81% in the same period of 2007. The increase in the Direct Cost of Sales is attributable mainly to an increase of 20% in the average cost of raw materials used to produce steel products in the six-month period ended June 30, 2008 versus the same period of 2007, primarily as a result of increases in the price of scrap and certain other raw materials; as well as 13% increase in shipments.

Gross Profit

Gross profit in the six-month period ended June 30, 2008 was Ps. 3,291 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 205 million) compared to Ps. 2,421 million in the same period of 2007. Gross profit as a percentage of net sales in the six-month period ended June 30, 2008 was 19% compared to 19% in the same period of 2007. This was principally due to an increase of 13% in sales volume.

Operating Expenses

Operating expenses increased 11% to Ps. 794 million in the six-month period ended June 30, 2008 (including the operating expenses by the newly acquired plants of Grupo San of Ps. 53 million) compared to Ps. 718 million in the same period of 2007 and represented 5% of net sales in the six-month period ended June 30, 2008 and 6% of net sales in the same period of 2007.

Operating Profit

Operating profit increased 47% to Ps. 2,497 million in the six-month period ended June 30, 2008 (including the operating profit by the newly acquired plants of Grupo San of Ps. 152 million) compared to Ps. 1,703 million in the same period of 2007. Operating profit as a percentage of net sales was 15% in the six-month period ended June 30, 2008 compared to 14% in the same period of 2007. The increase in the operating profit was due principally to an increaset of 13% in sales volume.

Comprehensive Financial Cost

Comprehensive financial cost in the six-month period ended June 30, 2008 represented an expense of Ps. 258 million compared with a gain of Ps. 117 million in the same period of 2007. Net interest income was Ps. 93 million in the six-month period ended June 30, 2008 compared with Ps. 124 million in the same period of 2007, reflecting the use of cash and debt for the acquisition of Grupo San. At the same time, we registered an exchange loss of Ps. 351 million in the six-month period ended June 30, 2008 compared with an exchange loss of Ps. 31 million in the same period of 2007, reflecting a 5.7% increase in the value of the peso versus the dollar at June 30, 2008 compared to December 31, 2007.

Other Expenses (Income) net

The company recorded other income Net of Ps. 4 million in the six-month period ended June 30, 2008 compared to other income net for Ps. 18 million in the same period of 2007.

Income Taxes

Income Taxes recorded Ps. 726 million in the six-month period ended June 30, 2008 compared to Ps. 542 million in the same period of 2007.

Net Profit

As a result of the foregoing, net profit increased by 17% to Ps. 1,517 million in the six-month period ended June 30, 2008 from Ps. 1,296 million in the same period of 2007.

Liquidity and Capital Resources

At June 30, 2008, Simec's total consolidated debt consisted of U.S. $90.3 million; U.S. $90 million is a credit bank and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at June 30, 2008 was U.S. $377,257 dollars). At December 31, 2007, Simec's total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at December 31, 2007 was U.S. $363,703 dollars).


Net resources provided by operations were Ps. 1,065 million in the six-month period ended June 30, 2008 versus Ps. 1,159 million of net resources provided by operations in the same period of 2007. Net resources provided by financing activities were Ps. 2,117 million in the six-month period ended June 30, 2008 versus Ps. 2,410 million of net resources used by financing activities in the same period 2007 (which amount includes the capital increase of Ps. 2,420 million in February 2007). Net resources used in investing activities (to acquire property, plant and equipment, other non-current assets and liabilities) were Ps. 8,895 million in the six-month period ended June 30, 2008 (which amount includes Ps. 8,437 million used in the acquisition of Grupo San) versus net resources used in investing activities (to acquire property, plant and equipment and other non-current assets and liabilities) of Ps. 350 million in 2007.

Comparative second quarter 2008 vs. first quarter 2008

Net Sales

Net sales increased 34% from Ps. 7,288 million for the first quarter 2008 to Ps. 9,746 million for the second quarter 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 513 million). Sales in tons of finished steel increased 10% to 817 thousand tons in the second quarter 2008 compared with 745 thousand tons in the first quarter 2008. The total sales outside of Mexico for the second quarter 2008 increased 24% to Ps. 6,749 million compared with Ps. 5,423 million for the first quarter 2008. Total Mexican sales increased 61% to Ps. 2,997 million in the second quarter 2008 from Ps. 1,865 million in the first quarter 2008. Prices of finished products sold in the second quarter 2008 increased approximately 22% compared to the first quarter 2008.

Direct Cost of Sales

Direct cost of sales increased 27% from Ps. 6,050 million in the first quarter 2008 to Ps. 7,693 million for the second quarter 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 308 million). With respect to sales, in the second quarter 2008, the direct cost of sales represents 79% compared to 83% for the first quarter 2008. The average cost of raw materials used to produce steel products increased 14% in the second quarter 2008 versus the first quarter 2008, primarily as a result of increases in the price of scrap and certain other raw materials.

Gross Profit

Gross profit for the second quarter 2008 increased 66% to Ps. 2,053 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 205 million) compared to Ps. 1,238 million in the first quarter 2008. The gross profit as a percentage of net sales for the second quarter 2008 was 21% compared with 17% for the first quarter 2008. The increase in gross profit was principally due to the increase in sales volume.

Operating Expenses

Operating expenses increased 21% to Ps. 434 million in the second quarter 2008 (including the operating expenses by the newly acquired plants of Grupo San of Ps. 53 million) compared to Ps. 360 million for the first quarter 2008. Operating expenses as a percentage of net sales represented 4% during the second quarter 2008 compared to 5% in the first quarter 2008.

Operating Profit

Operating profit increased 84% from Ps. 878 million in the first quarter 2008 to Ps. 1,619 million for the second quarter 2008 (including the operating profit by the newly acquired plants of Grupo San of Ps. 152 million). The operating profit as a percentage of net sales in the second quarter 2008 was 17% compared to 12% in the first quarter 2008. The increase in operating profit is due to the increase in tons shipped.

Comprehensive Financial Cost

Comprehensive financial cost for the second quarter 2008 represented an expense of Ps. 197 million compared with an expense of Ps. 62 million for the first quarter 2008. Net interest income was Ps. 37 million in the second quarter 2008 compared with Ps. 55 million of net interest income in the first quarter 2008. At the same time, we registered an exchange loss of Ps. 234 million in the second quarter 2008 compared with an exchange loss of Ps. 117 million in the first quarter 2007.

Other Expenses (Income) net

The company recorded other expense net for Ps. 2 million in the second quarter 2008 compared with other income net for Ps. 5 million for the first quarter 2008.

Income Taxes

Income Taxes for the second quarter 2008 was an expense of Ps. 495 million compared to Ps. 230 million of expense for the first quarter 2008.

Net Profit

As a result of the foregoing, net profit was Ps. 925 million in the second quarter 2008 compared to Ps. 592 million of net profit in the first quarter 2008.

Comparative second quarter 2008 vs. second quarter 2007

Net Sales

Net sales increased 55% from Ps. 6,287 million for the second quarter 2007 compared with Ps. 9,746 million for the same period 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 513 million). Sales in tons of finished steel increased 20% to 817 thousand tons in the second quarter 2008 compared with 679 thousand tons in the same period 2007. The total sales outside of Mexico for the second quarter 2008 increased 55% to Ps. 6,749 million compared with Ps. 4,353 million for the same period 2007. Total Mexican sales increased 55% to Ps. 2,997 million in the second quarter 2008 from Ps. 1,934 millions in the same period 2007. Prices of finished products sold in the second quarter 2008 increased approximately 29% compared to the second quarter 2007.

Direct Cost of Sales

Direct cost of sales increased 50% from Ps. 5,114 million in the second quarter 2007 to Ps. 7,693 million for the same period 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 308 million). With respect to sales, in the second quarter 2008, the direct cost of sales represents 79% compared to 81% for the same period 2007. The average cost of raw materials used to produce steel products increased 25% in the second quarter 2008 versus the second quarter 2007, primarily as a result of increases in the price of scrap and certain other raw materials.

Gross Profit

Gross profit for the second quarter 2008 increased 75% to Ps. 2,053 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 205 million) compared to Ps. 1,173 million in the same period 2007. The gross profit as a percentage of net sales for the second quarter 2008 was 21% compared with 19% for the same period 2007. The increase in gross profit is due to the increase in tons shipped.

Operating Expenses

Operating expenses increased 23% to Ps. 434 million in the second quarter 2008 (including the operating expenses by the newly acquired plants of Grupo San of Ps. 53 million) compared to Ps. 352 million for the same period 2007. Operating expenses as a percentage of net sales represented 4% during the second quarter 2008 compared to 6% of the same period 2007.

Operating Profit

Operating profit increased 97% from Ps. 821 million in the second quarter 2007 to Ps. 1,619 million for the same period 2008 (including the operating profit by the newly acquired plants of Grupo San of Ps. 152 million). The operating profit as a percentage of net sales in the second quarter 2008 was 17% compared to 13% in the same period 2007. The increase in operating profit is due to the increase in the prices of finished products sold due to the reasons previously mentioned.

Comprehensive Financial Cost

Comprehensive financial cost for the second quarter 2008 represented an expense of Ps. 197 million compared with a gain of Ps. 39 million for the second quarter 2007. Net interest income was Ps. 37 million in the second quarter 2008 compared with Ps. 82 million in the second quarter 2007. At the same time, we registered an exchange loss of Ps. 234 million in the second quarter 2008 compared with an exchange loss of Ps. 95 million in the second quarter 2007.

Other Expenses (Income) net

The company recorded other expenses net for Ps. 2 million for the second quarter 2008 compared with other expenses net for Ps. 9 million for the same period 2007.

Taxes and Profit Sharing

Taxes and profit sharing for the second quarter 2008 increased to Ps. 495 million compared to Ps. 304 million for the same period 2007.

Net Profit

As a result of the foregoing, net profit increased by 69% to Ps. 925 million in the second quarter 2008 from Ps. 547 million in the second quarter 2007.

------------------------------------------------------------------------------
                        Six months ended    Six months ended       2008
Million of pesos          June 30, 2008      June 30, 2007          vs.
                                                                   2007
------------------------------------------------------------------------------
        Sales                17,035              12,557             36%
------------------------------------------------------------------------------
Cost of Sales                13,744              10,136             36%
------------------------------------------------------------------------------
Gross Profit                  3,291              2,421              36%
------------------------------------------------------------------------------
Operating Expenses             794                718               11%
------------------------------------------------------------------------------
Operating Profit              2,497              1,703              47%
------------------------------------------------------------------------------
EBITDA                        2,763              1,958              41%
------------------------------------------------------------------------------
Net Profit                    1,517              1,296              17%
------------------------------------------------------------------------------
Sales outside Mexico         12,172              8,737              39%
------------------------------------------------------------------------------
Sales in Mexico               4,863              3,820              27%
------------------------------------------------------------------------------
Total sales (tons)            1,562              1,383              13%
------------------------------------------------------------------------------

  (Million of pesos)            2Q08               1Q08            2Q07        2Q08 vs.         2Q08 vs.
                                                                                 1Q08            2Q07
Sales                          9,746               7,288          6,287           34%             55%
------------------------------------------------------------------------------------------------------------
Cost of Sales                  7,693               6,050          5,114           27%             50%
------------------------------------------------------------------------------------------------------------
Gross Profit                   2,053               1,238          1,173           66%             75%
------------------------------------------------------------------------------------------------------------
Operating Expenses              434                 360            352            21%             23%
------------------------------------------------------------------------------------------------------------
Operating Profit               1,619                878            821            84%             97%
------------------------------------------------------------------------------------------------------------
EBITDA                         1,755               1,008           949            74%             85%
------------------------------------------------------------------------------------------------------------
Net Profit                      925                 592            547            56%             69%
------------------------------------------------------------------------------------------------------------
Sales outside Mexico           6,749               5,423          4,353           24%             55%
------------------------------------------------------------------------------------------------------------
Sales in Mexico                2,997               1,865          1,934           61%             55%
------------------------------------------------------------------------------------------------------------
Total sales (tons)              817                 745            679            10%             20%
------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Product                                      Million      Average price      Thousands                       Average price
                         Thousands of       of pesos         per ton          of tons         Million of        per ton
                           tons six        six months      six months        six months       pesos six        six months
                         months ended        ended           ended              ended        months ended        ended
                         June 30,2008    June 30, 2008    June 30, 2008     June 30, 2007    June 30,2007    June 30, 2007
---------------------------------------------------------------------------------------------------------------------------
SBQ                             1,144        12,873           11,253               982           9,466            9,640
---------------------------------------------------------------------------------------------------------------------------
Light Structural                  101           966            9,564               157           1,217            7,752
---------------------------------------------------------------------------------------------------------------------------
Structural                        110         1,120           10,182               121             996            8,231
---------------------------------------------------------------------------------------------------------------------------
Rebar                             194         1,875            9,665               122             860            7,049
---------------------------------------------------------------------------------------------------------------------------
Others                             13           201                -                 1              18                -
---------------------------------------------------------------------------------------------------------------------------
Total                           1,562        17,035           10,906             1,383          12,557            9,080
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                        Average                            Average
                         Thousands     Million      Average     Thousands    Million   price per  Thousands     Million     price
                          of tons     of pesos     price per     of tons    of pesos     ton       of tons     of pesos    per ton
Product                    2Q08         2Q08       ton 2Q08       1Q08        1Q08       1Q08        2Q07        2Q07        2Q07
------------------------------------------------------------------------------------------------------------------------------------
SBQ                         579         7,124       12,304        565        5,749      10,175       466        4,607      9,886
------------------------------------------------------------------------------------------------------------------------------------
Light Structural            47            512       10,894         54         453       8,389         95         761       8,011
------------------------------------------------------------------------------------------------------------------------------------
Structural                  55            616       11,200         55          504      9,164         60         499       8,317
------------------------------------------------------------------------------------------------------------------------------------
Rebar                       124         1,325       10,685         70         550       7,857         57         407       7,140
------------------------------------------------------------------------------------------------------------------------------------
Others                      12            169         -            1           32         -           1          13          -
------------------------------------------------------------------------------------------------------------------------------------
Total                       817         9,746       11,929        745        7,288      9,783        679        6,287      9,259
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Any forward-looking information contained herein is inheritely subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                            FINANCIAL STATEMENT NOTES

                                                                    CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries ("the Company") are subsidiaries of Industrias CH, S.A. de C.V. ("ICH"), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - Below is a summary of the most significant accounting policies and practices used in the preparation of the consolidated financial statements, in conformity with Mexican Financial Reporting Standards
(MFRS), which include Bulletins and Circulars issued by the Accounting Principles Commission (CPC) of the Mexican Institute of Public Accountants
(IMCP) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera, A.C. (CINIF).

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compania Siderurgica de Guadalajara, S.A. de C.V. ("CSG") assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. ("Simec") controlled before the restructuring.

The main subsidiaries of CSG are the following:

o     Compania Siderurgica de California, S.A. de C.V.
o     Industrias del Acero y del Alambre, S.A. de C.V.
o     Pacific Steel Inc.
o     SimRep Corporation and PAV Republic and Subsidiaries
o     Corporacion Aceros DM, S.A. de C.V.

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - Domestic subsidiaries' inventories are recorded initially at average cost under the direct costing system. Foreign subsidiaries' inventories are valued on a last-in, first-out (LIFO). For translation effects into MFRS the inventories have been adjusted from LIFO to average cost under the direct costing system.

Billet finished goods and work in process, raw materials and materials, supplies and rollers - At the average cost.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e.- Derivative financial instruments-- The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses futures contracts for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month's-end. The Company opted for the early adoption of Bulletin C-10 "Derivative Financial Instruments and Hedging"; therefore, at December 31, 2003 the fair value of natural gas in force during 2004, 2005 and 2006 and which effective portions will not be offset against the asset risks until consumed, were recognized within the comprehensive income account in stockholders' equity.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index ("NCPI") from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin, until December 31, 2007. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The estimated useful lives of assets as of June 30, 2008 are as follows:

Years

         Buildings............................................  15 to 50
         Machinery and equipment .............................  10 to 40
         Buildings and improvements (Republic)................  10 to 25
         Land improvements (Republic).........................   5 to 25
         Machinery and equipment (Republic)...................   5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Income taxes - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

k. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

- Applying the prevailing exchange rate at the consolidated balance date for monetary assets and liabilities.
- Applying the prevailing historical exchange rate for nonmonetary assets and liabilities and for stockholders' equity accounts.
- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period
- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders' equity under the accumulated effect by conversion forming part of the Comprehensive Income.

l. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at June 30, 2008 sales to five customers accounted for approximately 29.8% of the Republic's sales. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

(2) Financial Debt:

At June 30, 2008 Simec's total consolidated debt consisted of U.S. $90.3 million, U.S. $90 million is a credib bank and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at June 30, 2008 was U.S. $377,257 dollars). At December 31, 2007, Simec's total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at December 31, 2007 was U.S. $363,703 dollars.

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 12,089 (U.S. $1,175,468) at June 30, 2008, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                         RELATIONS OF SHARES INVESTMENTS

                                                                    CONSOLIDATED

-----------------------------------------------------------------------------------------------------------------------------
                   COMPANY NAME                               MAIN ACTIVITIES               NUMBER OF         OWNERSHIP
                                                                                              SHARES
-----------------------------------------------------------------------------------------------------------------------------
SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------------
Cia Siderurgica de Guadalajara                                  Sub-Holding                                            99.99
-----------------------------------------------------------------------------------------------------------------------------
Simec International                                  Production and sales of steel products                            99.99

-----------------------------------------------------------------------------------------------------------------------------
Arrendadora Simec                                    Production and sales of steel products                           100.00

-----------------------------------------------------------------------------------------------------------------------------
Controladora Simec                                              Sub-Holding                                           100.00
-----------------------------------------------------------------------------------------------------------------------------
Pacific Steel                                                 Scrap purchase                                          100.00
-----------------------------------------------------------------------------------------------------------------------------
Cia. Siderurgica del Pacifico                                  Rent of land                                            99.99
-----------------------------------------------------------------------------------------------------------------------------
Coordinadora de Servicios Siderurgicos de
Calidad                                                   Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
Comercializadora Simec                                    Sales of steel products                                      99.99
-----------------------------------------------------------------------------------------------------------------------------
Industrias del Acero y del Alambre                        Sales of steel products                                      99.99
-----------------------------------------------------------------------------------------------------------------------------
Procesadora Mexicali                                          Scrap purchase                                           99.99
-----------------------------------------------------------------------------------------------------------------------------
Servicios Simec                                           Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
Sistemas de Transporte de Baja California                    Freight services                                         100.00
-----------------------------------------------------------------------------------------------------------------------------
Operadora de Metales                                      Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
Operadora de Servicios Siderurgicos de Tlaxcala           Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
Administradora de Servicios Siderurgicos de
Tlaxcala                                                  Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
Operadora de Servicios de la Industria
Siderurgica                                               Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
SimRep                                                          Sub-Holding                                            50.22
-----------------------------------------------------------------------------------------------------------------------------
PAV Republic                                        Production and sales of steel products                             50.22
-----------------------------------------------------------------------------------------------------------------------------
CSG Comercial                                             Sales of steel products                                      99.95
-----------------------------------------------------------------------------------------------------------------------------
Comercializadora de Aceros de Tlaxcala                    Sales of steel products                                      99.95
-----------------------------------------------------------------------------------------------------------------------------
Siderurgica de Baja California                            Sales of steel products                                      99.95
-----------------------------------------------------------------------------------------------------------------------------
Corporacion Aceros DM                               Production and sales of steel products                            100.00
-----------------------------------------------------------------------------------------------------------------------------

TOTAL INVESTMENT IN SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------------

ASSOCIATEDS
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                           0
-----------------------------------------------------------------------------------------------------------------------------

TOTAL INVESTMENT IN ASSOCIATEDS                                                                                            0
-----------------------------------------------------------------------------------------------------------------------------
OTHER PERMANENT INVESTMENTS                                                                                             0.00
-----------------------------------------------------------------------------------------------------------------------------

TOTAL                                                                                                                      0
-----------------------------------------------------------------------------------------------------------------------------

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                               CREDITS BREAK DOWN
                          (THOUSANDS OF MEXICAN PESOS)

                                                                    CONSOLIDATED

-----------------------------------------------------------------------------------------------------------------------------------
               Amortization   Rate of  Denominated in Pesos (Thousands of Pesos)   Denominated in Foreign Currency (Thousands of
                                                                                                       Pesos)
-----------------------------------------------------------------------------------------------------------------------------------
Credit Type /      Date      Interest
Institution                                          Time Interval                                 Time Interval
-----------------------------------------------------------------------------------------------------------------------------------
                                       Current  Until Until  Until  Until  Until   Current    Until 1  Until  Until  Until  Until
                                                  1     2      3      4      5                           2      3      4      5
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           Years                                            Years
                                        Year    Year  Years  Years  Years    or     Year       Year    Years  Years  Years    or
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            More                                             More
-----------------------------------------------------------------------------------------------------------------------------------
BANKS
-----------------------------------------------------------------------------------------------------------------------------------
Banco Inbursa,               Libor +
S.A.            29/05/2008     1.45           0     0     0      0      0      0         0    925,569      0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                   0     0      0      0      0      0        0    925,569      0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

 LISTED IN THE
 STOCK EXCHANGE

-----------------------------------------------------------------------------------------------------------------------------------

 UNSECURED DEBT

-----------------------------------------------------------------------------------------------------------------------------------
Medium Term
Notes           15/12/1998       9.33         0     0     0      0      0      0      3,106         0      0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK
EXCHANGE                                      0     0      0      0      0      0     3,106         0      0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

 SUPPLIERS
-----------------------------------------------------------------------------------------------------------------------------------
Various                                 823,632     0     0      0      0      0  2,799,728         0      0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                         823,632            0      0      0     0  2,799,728         0      0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
OTHER LOANS
WITH COST
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                         0     0     0      0      0      0          0         0      0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES
WITHOUT COST
-----------------------------------------------------------------------------------------------------------------------------------
Various                                 391,186     0     0      0      0      0    479,351         0      0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   391,186     0     0      0      0      0    479,351         0      0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                 1,214,818     0     0      0      0      0  3,282,185   925,569      0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------

NOTES: The exchange rate of the peso to the U.S. Dollar at June 30, 2008 was Ps. 10.2841

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER:2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                       MONETARY FOREIGN CURRENCY POSITION
                          (Thousands of Mexican Pesos)

                                                                    CONSOLIDATED

-----------------------------------------------------------------------------------------------------------------------------
                                                      DOLLARS                       OTHER CURRENCIES               TOTAL
-----------------------------------------------------------------------------------------------------------------------------
      FOREING CURRENCY POSITION            THOUSANDS OF     THOUSANDS OF     THOUSANDS OF     THOUSANDS OF      THOUSANDS OF
                                            DOLLARS            PESOS           DOLLARS           PESOS             PESOS
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                    360,647        3,708,919                1                15        3,708,934
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
LIABILITIES POSITION                            408,223        4,198,207              414             5,667        4,203,874
-----------------------------------------------------------------------------------------------------------------------------
SHORT TERM LIABILITIES POSITION                 408,223        4,198,207              414             5,667        4,203,874
-----------------------------------------------------------------------------------------------------------------------------
LONG TERM LIABILITIES POSITION                        0                0                0                 0                0
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
NET BALANCE                                    (47,576)        (489,288)            (413)           (5,652)        (494,940)
-----------------------------------------------------------------------------------------------------------------------------

NOTES

      THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT JUNE 30, 2008 WAS PS. 10.2841

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER:2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                DEBT INSTRUMENTS
                                                                    CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

                                MEDIUM TERM NOTES

      A) Current assets to current liabilities must be 1.0 times or more.
      B) Total liabilities to total assets do not be more than 0.60.
      C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

      This notes was offered in the international market.

                      ACTUAL SITUATION OF FINANCIAL LIMITED

      MEDIUM TERM NOTES
      A) Accomplished the actual situation is 2.09 times.
      B) Accomplished the actual situation is 0.33
      C) Accomplished the actual situation is 193.50

      As of June 30, 2008, the remaining balance of the MTNs not exchanged amounts to Ps. 3,106 ($302,000 dollars).

      C.P. Jose Flores Flores
      Chief Financial Officer

                   BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER:2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                                                    CONSOLIDATED

-----------------------------------------------------------------------------------------------------------------------------
                PLANT OR CENTER                            ECONOMIC ACTIVITY             PLANT CAPACITY    UTILIZATION (%)
-----------------------------------------------------------------------------------------------------------------------------
GUADALAJARA MINI MILL                            PRODUCTION AND SALES OF STEEL PRODUCTS        480              89.06
-----------------------------------------------------------------------------------------------------------------------------
MEXICALI MINI MILL                               PRODUCTION AND SALES OF STEEL PRODUCTS        250              96.94
-----------------------------------------------------------------------------------------------------------------------------
INDUSTRIAS DEL ACERO Y DEL ALAMBRE
                                                 SALE OF STEEL PRODUCTS                          0                0
-----------------------------------------------------------------------------------------------------------------------------
APIZACO AND CHOLULA PLANTS                       PRODUCTION AND SALES OF STEEL PRODUCTS        460              96.12
-----------------------------------------------------------------------------------------------------------------------------
CANTON CASTER FACILITY                           PRODUCTION OF BILLET                         1,380             67.70
-----------------------------------------------------------------------------------------------------------------------------
LORAIN CASTER FACILITY                           PRODUCTION OF BILLET                         1,150             90.40
-----------------------------------------------------------------------------------------------------------------------------
LORAIN HOT-ROLLING MILL                          PRODUCTION AND SALES OF STEEL PRODUCTS        840              82.70
-----------------------------------------------------------------------------------------------------------------------------
LACKAWANNA HOT-ROLLING MILL                      PRODUCTION AND SALES OF STEEL PRODUCTS        600              91.40
-----------------------------------------------------------------------------------------------------------------------------
MASSILLON COLD-FINISH FACILITY                   PRODUCTION AND SALES OF STEEL PRODUCTS        125              84.60
-----------------------------------------------------------------------------------------------------------------------------
GARY COLD-FINISH FACILITY                        PRODUCTION AND SALES OF STEEL PRODUCTS        70               53.60
-----------------------------------------------------------------------------------------------------------------------------
ONTARIO COLD-FINISH FACILITY                     PRODUCTION AND SALES OF STEEL PRODUCTS        60               53.80
-----------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                               MAIN RAW MATERIALS

                                                                    CONSOLIDATED

------------------------------------------------------------------------------------------------------------------------
                                                                                     DOMESTIC              COST
      DOMESTIC       MAIN SUPPLIERS          FOREIGN          MAIN SUPPLIERS       SUBSTITUTION        PRODUCTION (%)
------------------------------------------------------------------------------------------------------------------------
PLANTS IN USA                              SCRAP                 VARIOUS                NO                 24.70
------------------------------------------------------------------------------------------------------------------------
SCRAP                 VARIOUS              PLANTS IN MEXICO                            YES                 55.14
------------------------------------------------------------------------------------------------------------------------
PLANTS IN USA                              COKE                  VARIOUS                NO                 4.50
------------------------------------------------------------------------------------------------------------------------
PLANTS IN USA                              PELLETS               VARIOUS                NO                 3.00
------------------------------------------------------------------------------------------------------------------------
FERROALLOYS           VARIOUS              PLANTS IN MEXICO                            YES                 7.15
------------------------------------------------------------------------------------------------------------------------
PLANTS IN USA                              FERROALLOYS           VARIOUS                NO                 14.00
------------------------------------------------------------------------------------------------------------------------
ELECTRODES            VARIOUS              PLANTS IN MEXICO      VARIOUS               YES                  1.69
------------------------------------------------------------------------------------------------------------------------
PLANTS IN USA                              ELECTRODES            VARIOUS                NO                  0.80
------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                                                    CONSOLIDATED

                                 DOMESTIC SELLS

----------------------------------------------------------------------------------------------------------------------
                  MAIN PRODUCTS                           NET SALES                         MAIN DESTINATION

----------------------------------------------------------------------------------------------------------------------
                                                  VOLUME             AMOUNT           TRADEMARKS          COSTUMERS
----------------------------------------------------------------------------------------------------------------------
STRUCTURAL PROFILES                                   85             886,814
----------------------------------------------------------------------------------------------------------------------
COMMERCIAL PROFILES                                   29             300,048
----------------------------------------------------------------------------------------------------------------------
REBAR                                                129           1,355,133
----------------------------------------------------------------------------------------------------------------------
FLAT BAR                                              53             482,878
----------------------------------------------------------------------------------------------------------------------
STEEL BARS                                           162           1,636,614
----------------------------------------------------------------------------------------------------------------------
OTHER                                                  1              75,994
----------------------------------------------------------------------------------------------------------------------
BILLET                                                 6              40,277
----------------------------------------------------------------------------------------------------------------------
MALLA                                                  2              26,861
----------------------------------------------------------------------------------------------------------------------
CASTILLOS                                              2              29,933
----------------------------------------------------------------------------------------------------------------------
ALAMBRON                                               2              27,802
----------------------------------------------------------------------------------------------------------------------
T O T A L                                                          4,862,354
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
FOREIGN SALES                                                     12,172,306
----------------------------------------------------------------------------------------------------------------------
TOTAL                                                             17,034,660
----------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                                                    CONSOLIDATED

                                  FOREIGN SELLS

-----------------------------------------------------------------------------------------------------------------------------
              MAIN PRODUCTS                                      NET SELLS                                MAIN
-----------------------------------------------------------------------------------------------------------------------------
                                                        VOLUME             AMOUNT           TRADEMARKS           COSTUMERS
-----------------------------------------------------------------------------------------------------------------------------
EXPORTS
-----------------------------------------------------------------------------------------------------------------------------
STRUCTURAL PROFILES                                         25             233,159
-----------------------------------------------------------------------------------------------------------------------------
COMMERCIAL PROFILES                                         12             110,612
-----------------------------------------------------------------------------------------------------------------------------
REBAR                                                       65             519,804
-----------------------------------------------------------------------------------------------------------------------------
STEEL BARS                                                  26             258,460
-----------------------------------------------------------------------------------------------------------------------------
FLAT BAR                                                     7              72,317
-----------------------------------------------------------------------------------------------------------------------------
BILLET                                                       0                   0
-----------------------------------------------------------------------------------------------------------------------------

FOREIGN SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------------
HOT-ROLLED BARS                                            536           6,294,268
-----------------------------------------------------------------------------------------------------------------------------
COLD-FINISHED BARS                                          74           1,192,492
-----------------------------------------------------------------------------------------------------------------------------
SEMI-FINISHED SEAMLESS TUBE ROUNDS                         206           2,017,556
-----------------------------------------------------------------------------------------------------------------------------
OTHER SEMI-FINISHED TRADE PRODUCTS                         140           1,473,638
-----------------------------------------------------------------------------------------------------------------------------
T O T A L                                                               12,172,306
-----------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                            CONSTRUCTION IN PROGRESS

                                                                    CONSOLIDATED

THE PROJECTS IN PROGRESS AT JUNE 30, 2008, ARE:

  PROJECTS IN PROGRESS                                 TOTAL INVESTMENT

PROJECTS IN REPUBLIC                                           148,965
PROJECTS IN MEXICALI                                            98,046
PROJECTS IN TLAXCALA                                            17,555
PROJECTS IN GUADALAJARA                                         35,153
PROJECTS IN SAN LUIS (GRUPO SAN)                                 3,950
                                                               -------
TOTAL INVESTMENT AT JUNE 30, 2008                              303,669
                                                               =======

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

   TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF
            FOREIGN OPERATIONS INFORMATION RELATED TO BULLETIN B-15

                                                                    CONSOLIDATED

Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

- Applying the prevailing exchange rate at the consolidated balance date for monetary assets and liabilities.
- Applying the prevailing historical exchange rate for nonmonetary assets and liabilities and for stockholders' equity accounts.
- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period
- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders' equity under the accumulated effect by conversion forming part of the Comprehensive Income.

                             MEXICAN STOCK EXCHANGE
                                                    SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                                                    CONSOLIDATED

                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                          CHARACTERISTICS OF THE SHARES

-------------------------------------------------------------------------------------------------------------------------
  SERIES    NOMINAL     VALID                          NUMBER OF SHARES                              CAPITAL STOCK
             VALUE      CUPON                                                                    (Thousands of Pesos)
-------------------------------------------------------------------------------------------------------------------------
                                    FIXED          VARIABLE                        FREE
                                   PORTION         PORTION         MEXICAN      SUSCRIPTION       FIXED       VARIABLE
-------------------------------------------------------------------------------------------------------------------------
    B                             90,850,050     383,771,561             0      474,621,611      441,786    1,866,175
-------------------------------------------------------------------------------------------------------------------------
  TOTAL                           90,850,050     383,771,561             0      474,621,611      441,786    1,866,175
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION : 474,621,611
-------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                                                    CONSOLIDATED

R20: PRO FORMA FINANCIAL INFORMATION

      The following combined pro forma financial information (unaudited) is based on the Company's historical financial statements, adjusted to include the effects of the acquisition of Grupo San.

      The pro forma information (unaudited) assumes that the acquisition was conducted at the beginning of 2008 and 2007, respectively, and is based on the available information and certain assumptions that management considered reasonable.

      The pro forma financial information (unaudited) is not intended to present the results of the consolidated operations had the acquisition occurred on such date, nor to anticipate the Company's results of operations.

                                            Six              Six
                                           months           months
                                           ended            ended
                                          June 30,         June 30,
                                        -----------
                                            2008              2007
                                        ------------       ----------
              Net sales               Ps.    19,779     Ps.   14,472
              Marginal profit                 4,404            2,941
              Net income              Ps.     1,784     Ps.    1,431
                                        ------------       ----------
              Earnings per share               4.72             4.91
                                        ============       ==========

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                                                    CONSOLIDATED

 DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED
                                IN THIS REPORT.

LUIS GARCIA LIMON AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS SECOND QUARTER REPORT.

       ING LUIS GARCIA LIMON                   C.P. JOSE FLORES FLORES
      CHIEF EXECUTIVE OFFICER                  CHIEF FINANCIAL OFFICER

                      GUADALAJARA, JAL, AT JULY 21 OF 2008.